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                 [PRESIDENTIAL HOLDING CORPORATION LETTERHEAD]

                                                                  EXHIBIT (99)A

                              September ___, 1994




Dear Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders of Presidential Holding Corporation ("Presidential"), to be held at the offices of Presidential located at 5250 17th Street, Suite 205, Sarasota, Florida 34235, on October ___, 1994 at __:__ _.m. local time.

     The purpose of the meeting is to consider and vote upon approval of an Agreement and Plan of Reorganization under which Presidential will merge with a wholly owned subsidiary of First of America Bank Corporation of Kalamazoo, Michigan. If the proposed merger is consummated, shares of Presidential Common Stock will be converted into shares of First of America Common Stock as described in the accompanying Prospectus/Proxy Statement.

     Your Board of Directors believes that the proposed merger is in the best interest of Presidential and its shareholder and has unanimously approved the proposed merger. Attached are a Notice of the meeting and a Prospectus/Proxy Statement containing information about the proposed merger and First of America Bank Corporation. Whether or not you plan to attend the meeting, please mark, sign, date and promptly return the enclosed proxy.


              THE BOARD OF DIRECTORS OF PRESIDENTIAL UNANIMOUSLY
            RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED MERGER.


                                         Very truly yours,



                                         Ronald K. Drews
                                         President and CEO